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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934
                              (Amendment No. 2)*



                      RADA ELECTRONIC INDUSTRIES LIMITED
                   ----------------------------------------
                               (Name of Issuer)

                 Ordinary Shares, Par Value NIS .002 Per Share
                 ---------------------------------------------
                        (Title of Class of Securities)


                                   750115305
                   ----------------------------------------
                                (CUSIP Number)


                             Robert T. Burke, Esq.
                                  MBV Law LLP
                              101 Vallejo Street
                           San Francisco, CA  94111
                                (415) 781-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                      May 29, 2000 and November 15, 2000
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 750115305                                      PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Howard P.L. Yeung
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                               [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Hong Kong
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,899,270

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,899,270

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,899,270

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------
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SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 750115305                                      PAGE 3 OF 4 PAGES
-----------------------                                  ---------------------

     This Amendment amends Items 5 and 6 of the Statement on Schedule 13D filed by Howard P.L. Yeung, an individual residing in Hong Kong ("H. Yeung"), on June 8, 1998, as amended by a Schedule 13D filed on August 11, 1999, relating to the Ordinary Shares, par value NIS.002 per share (the "Ordinary Shares"), of Rada Electronic Industries Limited, an Israeli corporation ("Rada"), by amending such items as set forth below.


ITEM 5:   INTEREST IN SECURITIES OF THE ISSUER
------    ------------------------------------

     Item 5 of the Schedule 13D is amended by adding the following to the disclosure already made under the indicated subparagraphs of Item 5:

     (a) H. Yeung owns directly 4,539,270 Ordinary Shares, representing approximately 13.1% of the outstanding Ordinary Shares. If H. Yeung were to exercise the Warrant previously reported, he would own 4,899,270 Ordinary Shares, representing approximately 14.0% of the outstanding Ordinary Shares. These percentages are based on 34,523,843 Ordinary Shares issued and outstanding as of October 10, 2000, according to Rada's Proxy Statement dated October 13, 2000 (any percentages shown above that assume exercise of the Warrant previously reported include in the total number of outstanding Ordinary Shares the number of Ordinary Shares that would be acquired thereby).

     As previously reported, H. Yeung owns 50% of the issued and outstanding capital stock of Horsham Enterprises Limited, a British Virgin Islands corporation ("Horsham"). As of the date hereof, Horsham owns 3,884,665 Ordinary Shares, including 509,450 shares Horsham has the shared power to vote pursuant to a Shareholders' Agreement (the "Horsham-Rada Shares"). If, by virtue of his ownership interest in Horsham, H. Yeung is deemed to be the beneficial owner of the Horsham-Rada Shares, H. Yeung would be the beneficial owner of 8,783,935 Ordinary Shares (assuming full exercise of the Warrant previously reported). Such 8,783,935 Ordinary Shares would represent approximately 25.2% of the total number of the outstanding Ordinary Shares. The filing of this statement shall not be construed as an admission that H. Yeung is the beneficial owner of the Horsham-Rada Shares.

     (b)  No amendment.

     (c) The time period within which H. Yeung could have made the Second Loan previously reported expired on May 29, 2000. Therefore, H. Yeung is no longer contractually entitled to acquire the Second Stock Purchase Warrant previously reported covering 180,000 Ordinary Shares. Although the initial term of the First Stock Purchase Warrant previously reported was scheduled to expire on May 29, 2000, the Board of Directors of Rada approved a one-year extension of such term, which extension was approved at Rada's Annual Meeting of Shareholders on November 15, 2000. Therefore, the 360,000 Ordinary Shares issuable upon exercise of the First Stock Purchase Warrant are reported under Section 5(a) above, whereas the 180,000 Ordinary Shares formerly issuable pursuant to the Second Stock Purchase Warrant are not.

     (d)  Not applicable.

     (e)  Not applicable.
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SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 750115305                                      PAGE 4 OF 4 PAGES
-----------------------                                  ---------------------

ITEM 6:   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
------    ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER
          ---------------------------

As reported above, the time period within which H. Yeung could have made the Second Loan previously reported and thereby acquire the Second Stock Purchase Warrant has expired.


SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 17, 2001

     /s/ Howard P.L. Yeung
-----------------------------------